RPC Incorporated, 2801 Buford Highway NE., Suite 520, Atlanta, GA 30329. Telephone: (404) 321-2140 Facsimile: (404) 321-5483

 VIA EDGAR

April 19, 2017

Mr. Ethan Horowitz

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed: February 29, 2016
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Supplemental Response dated February 15, 2017
File No. 1-08726

Your comment letter dated April 7, 2017

 Dear Mr. Horowitz:

This letter sets forth the responses of RPC, Inc. (“RPC” or the “Company”) to your comments in the above referenced letter. In an effort to facilitate the Staff’s review, we have repeated each of the questions in bold prior to setting forth our response thereto in the same order that they appeared in your letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 41

Mr. Ethan Horowitz

Accounting Branch Chief

Note 5: Income Taxes, page 50

1.	You have identified “basis differences in variable interest entities” as a component of your deferred tax assets and liabilities as of December 31, 2016 and 2015. However, it does not appear that disclosure in other sections of your filing identifies or addresses this variable interest entity. Tell us about this entity, describe the nature of your interest, and explain your application of the guidance per FASB ASC 810.

Response:

The caption should have stated “Basis differences in consolidated limited liability company” and not referred to variable interest entities. The entity is a limited liability company consolidated in accordance with ASC 810. We will update to correct the component description in the tax footnote in future filings.

Note 12: Business Segment Information, page 62

2.	We note your response to prior comment 1. Please provide additional detail regarding each legal entity grouping (“LEG”) to address the following:
•	Clarify whether the chief operating decision maker (“CODM”) is provided with or reviews financial data that includes any sub-categories within each LEG. For example, describe how your Technical Services and Support Services segments within each LEG are addressed as part of discussions between the general managers and the CODM regarding variances of budget to actual results;
•	Describe the extent to which general managers have decision making authority considering that, although the CODM has the authority to make final decisions, he relies on the general managers to execute his strategic directives; and
•	Tell us about the structure of your process for entering into service contracts (e.g., whether customers typically enter into contracts with each LEG separately).

Response:

•	No sub-categories of financial data within each LEG are presented on the monthly report provided to the CODM. As described in the February 15, 2017 response, operating results, inclusive of budget to actual variances, are provided at the consolidated, LEG and operating segment level. The management discussion and analysis provided to the CODM as part of his monthly reporting package only reflects discussion for Technical Services and Support Services.
•	The CODM makes all decisions regarding direction, strategy and resource allocation of the Company. The general managers do not have authority to make these decisions; their authority is limited to implementing those decisions made by the CODM.
•	Service contracts are entered into by individual legal entity and not by LEGs.

Mr. Ethan Horowitz

Accounting Branch Chief

3.	Your letter dated January 12, 2017 states that the CODM does not make resource allocation decisions on any individual service line without considering all of the services offered in the specific operating segment since the service lines are closely aligned and managed. Clarify the manner in which your individual service lines and operating segments are considered by the CODM and the general managers when resource allocation decisions are made considering that your organizational and management structure appears to be based on LEGs.

Response:

Resource allocation decisions made by the CODM are based on an analysis of either Technical Services or Support Services, not an analysis by LEG or individual service line. The CODM asks each general manager individually to make recommendations about how to allocate resources within each operating segment. Based on the overall direction by the CODM, the general managers, with assistance from their operational team, prepare requests for resource allocations. The requests are approved (or denied) based on the expected return that will be generated at the operating segment level. Factors considered by the general managers and their teams include the effect these investments within an operating segment will have on the results of service lines within the same operating segment such as the operational benefits one service line achieves from the growth of another. The CODM makes the final decisions on all resource allocations. The Company’s structure is a matrix form of organization, as discussed in our response dated February 15, 2017.

4.	The response to comment 1 in your letter dated January 12, 2017 states that the CODM relies on the general managers to execute his strategic directives based on his review at the Technical Services and Support Services level. This response also states that the general managers are responsible for both the Technical Services and Support Service operating activities within their LEGs. Tell us how directives are made from the CODM to the general managers, the level at which these directives are made (e.g., at the Technical Services or Support Services level within the respective LEG), and how the general managers consider the Technical Services and Support Services operating activities in executing these directives. In addition, tell us more about the manner in which the general managers discuss the various growth opportunities, risks, and operational issues facing each operating segment with the CODM considering that their areas of responsibility are based on the LEGs.

Response:

The decisions, directives, and strategy are established at the Technical Services and Support Services level, not at the LEG level. Growth opportunities, risks and operational issues are discussed as they pertain to Technical Services or Support Services. As discussed in our response dated January 12, 2017, LEGs are a result of legacy acquisitions; the CODM manages at the operating segment level. The matrix form of organization facilitates accountability across the consolidated entity – the areas of responsibility for the general managers are based on both operating segments and LEGs.

Mr. Ethan Horowitz

Accounting Branch Chief

5.	We note that the CODM makes resource allocation decisions based on your operating segments. Explain the request and approval process within each LEG for the allocation of capital between Technical Services and Support Services and tell us whether the CODM ever further allocates resources to a specific LEG.

Response:

Allocation of capital decisions are not made by specific LEG and the CODM does not make supplemental or other allocation decisions by LEG. Capital requests are initiated based on either the Technical Services or Support Services operating segment and approval is granted based on the overall resource requirements and investment opportunities for each of these operating segments. See Response 3 above for additional details.

6.	You describe the service line financial information included in the monthly reporting package provided to the CODM as secondary in your letter dated January 12, 2017. Tell us more about how the CODM uses service line revenue and gross profit information along with budget to actual data. In addition, clarify whether the monthly discussions of budget to actual variances include discussions at the service line level.

Response:

Monthly discussions of budget to actual variances are held primarily at the operating segment level. The CODM reviews individual service line financial information, that includes only revenue and gross profit, as needed to evaluate further details such as variances between actual and budgeted results.

In addition, management believes that information disclosed by the Company to capital markets on earnings calls, management’s discussion and analysis and the segment reporting footnote which includes reporting of operating results by Technical Services and Support Services provides the users of financial information an accurate window into how the CODM manages the business and allocates resources.

If you have any questions or desire any further clarification with respect to the foregoing, we would be happy to arrange a conference call for further discussion. To do so, you may contact Steve Fox at (404) 873-8528.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer
Vice President and Chief Financial Officer

cc: Ms. Wei Lu